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                               December 23, 2021

       Robert B. Ford
       President and Chief Executive Officer
       ABBOTT LABORATORIES
       100 Abbott Park Road
       Abbott Park, Illinois 60064-6400

                                                        Re: ABBOTT LABORATORIES
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 19,
2021
                                                            File No. 001-02189

       Dear Mr. Ford:

              We have reviewed your October 5, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 21, 2021 letter.

       Response dated October 5, 2021

       General

   1. We note your response to our prior comment number 2. As it relates to providing tailored disclosure, please
explain in greater detail how the nature of your business supports your conclusion that pending
or existing climate change related legislation, regulations, and international accords
will not have a material impact. In addition, tell us how you considered addressing
difficulties in assessing the timing and effect of pending legislation or regulation.
   2. We note your response to our prior comment number 4. In order for us to evaluate your claim that the physical
effects of climate change have not had a material impact on your operations and results,
please describe for us the physical effects of climate change, such as effects of the
severity of weather, on your operations and results in greater detail. Your
 Robert B. Ford
ABBOTT LABORATORIES
December 23, 2021
Page 2
         response should address the potential for indirect weather-related impacts that have affected or may affect your customers or suppliers and should include information quantifying weather-related damages to your property or operations.
3. Please tell us about the transition risks evaluated in preparing your response to prior comment number 5, including the items noted in our prior comment. Please also provide support for why you believe the effects of transition risks will not be material. Include information in your response explaining how your efforts to reduce the energy and carbon footprint of your operations address specific transition risks related to climate change that may affect you.
      Please contact Margaret Schwartz at 202-551-7153 or Christopher Edwards at 202-551-
6761 with any other questions.



FirstName LastNameRobert B. Ford                                Sincerely,
Comapany NameABBOTT LABORATORIES
                                                                Division of
Corporation Finance
December 23, 2021 Page 2                                        Office of Life
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FirstName LastName